November 1, 2006

Robert M. Chiste, President
Comverge, Inc.
120 Eagle Rock Avenue, Suite 190
East Hanover, New Jersey 07936

Re: Comverge, Inc.
Form S-1
File No. 333-137813
Filed October 5, 2006

Dear Mr. Chiste:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a *bona fide* estimate of the public offering price within that range. We may have further comments when you include pricing information and related disclosure.

2.   Please provide us with copies of the industry reports and independent

supplemental support for all market and industry data and statistics and market projections you cite *throughout* your prospectus. Clearly mark the relevant sections that support the information you have included in your prospectus and the page number(s) of your prospectus where the information is included. Also tell us whether the sources of the cited data have consented to your use of their names and data and whether any of the reports were commissioned by you or prepared specifically for your use.

3.   Please eliminate the use of abbreviations and acronyms that you create specifically for this filing or that are industry terms that potential investors may not know. To the extent you believe certain acronyms or defined terms are essential, define them in the discussion each time you use them so investors do not have to search the filing for the definition. Some examples are: VPC, DCU, AMI, AMR, M&V, EIA, EPRI and PNNL.   For additional guidance on other areas of plain English preparation, see Staff Legal Bulletins 7 and 7-revised, which are available on our website.

Industry and Market Data, page i

4.   Delete the sentence beginning, "Neither we nor the underwriters…," since you are responsible for the accuracy of the disclosure in your filing.

Cover Page

5.   In order to comply with the plain English rules and the staff"s long standing position, delete "Sole Book-Runner" from the cover page.

Summary

Company Overview

6.   Revise the company overview to eliminate technical jargon and clearly describe the nature of your business and the products and services you sell so readers who are not familiar with this industry can understand the disclosure. For example, explain the function of your "demand response and advanced metering systems based on wireless communications." Revise to explain how you "provide electric capacity…by remotely operating high energy-consuming devices, such as central air conditioners, water heaters, and pool pumps." Clarify, if true, that the VPC programs use the equipment and products developed by your smart grid solutions group. Explain how pay-for-performance contracts work, and clarify the extent to which electric utilities use them and what percentage of electrical customers have

entered into such contracts in North America. Provide sufficient disclosure about the systems so investors can put into context your estimates that your products "represent over 50% of residential demand response devices" and that you "have won 100% of such contracts entered into in North America." These are just a few examples, and the disclosure here and throughout the summary should be revised so that it clearly and concisely describes your business in a balanced manner.

7.   Explain the basis for your claim of 40% cost saving over gas-fired peaking plants.

8.   Revise the third paragraph to clarify that in 2005, three customers accounted for almost 50% of your revenues and that ten electric utility customers accounted for 80% of your revenues. Provide similar statistical data for 2006 to date. If you retain the reference to a "customer base of over 500 electric utilities [including] 65% of the largest utility companies in North America, state how many of these customers have actually accounted for significant revenues.

9.   State that you currently have four virtual peaking capacity contracts with three customers.

10.   See our later comment regarding estimated contract revenues, and revise here in response to the comment.

11.   In a new paragraph, quantify revenues for each group for the periods stated, as well as the net loss for each period and your accumulated deficit as of your most recent balance sheet date.

Market Opportunities

12.   We may have further comments when we receive the marked supplemental support for the statements made here and the basis for your estimates. Also, you should explain what percentage of the "clean energy sector" is directly applicable to the products and services your business provides, and explain why projected revenues of "$200 billion between 2005 and 2020" for the entire sector is relevant to your business. Also revise the disclosure regarding "demand response solutions alone" to reflect future growth over the near term instead of by 2020, or explain why that measurement year is relevant to investors in this offering and how much weight they should give to it.

Comverge Competitive Strengths

13.   We note that your summary contains a lengthy description of the company's
        business strengths and strategies and that substantially identical disclosure appears
        later in your prospectus. If you want to highlight business strengths and key
        aspects of your business strategy, you should briefly list them in the summary and
        provide more detailed information in later in the prospectus. You should also
        balance the summary disclosure to inform investors of any business uncertainties
        or concerns of which they should be aware and not be inconsistent with other
        disclosure in the filing, including risk factor disclosure. See Item 503(a) of
        Regulation S-K and part IV.C. of Securities Act Release No. 7497.

14.   In order to provide more balanced disclosure, please note the following:

   • Clarify in the second bullet what your equipment actually does. Explain the
     relevance of your comparison to wind-powered turbines, which actually generate
     electricity, rather than managing and shifting energy consumption.

   • Disclose in the third bullet that three electric utilities participate in your VPC
     programs, and state the percentage of their customers who are part of the
     programs. If there are other VPC programs that are not residential, say so.

   • In the fourth bullet, in light of your statement that "we are well positioned to
     capture a significant portion…," expand to state what your current market share is
     of the "large and growing clean energy market."

   • Expand the next bullet to address the extent to which customers can terminate
     these contracts.

   • In the next bullet clarify that you have three VPC customers to date and that 80%
     of your revenues in 2005 was generated from your top ten customers.

   • In the next bullet, explain the nature of the "strategic alliances." If they are
     suppliers, say so.

   • In the next bullet, please briefly explain how your products are used when you
     "deploy them on an outsourced basis."

Estimated Contracted Revenues, page 4

15.   Briefly explain why this disclosure is in the summary. Also, add the first full sentence on page 10 to this discussion. See our later comment on this issue.

Risk Factors, page 9

16.   In the first risk factor, disclose your accumulated deficit to date.

We may not be able to realize…, page 9

17.   Expand the caption to include the last sentence in the carryover paragraph at the top of page 10.

We operate in highly competitive markets…, page 10

18.   Please explain the term "advanced metering initiatives."

We could be required to make substantial refunds…, page 11

19.   Disclose your experience over the past two years when you trued-up. If you made refund payments, quantify them for each year.

Failure of key third parties…, page 12

20.   Expand to discuss the extent to which you have experienced problems with the quality of products in the past.

Our failure to meet product development…milestones…, page 12

21.   Disclose the extent to which you have been unable to meet milestones and experienced the consequences described in the last sentence.

22.   Include a separate risk factor discussing the extent to which officers, directors, and their affiliates will continue to hold a significant amount of equity securities after this offering, quantifying the percentage, and the effects of the concentration of ownership.

Our inability to protect our intellectual property could negatively affect our business and results of operations, page 13

23.   We see that you are currently engaged in litigation with respect to certain of your intellectual property. Please tell us why you should not make financial statement disclosure about this matter pursuant to SFAS 5.

Use of Proceeds, page 25

24.   If you intend to repay indebtedness to any other party, disclose here.

Capitalization, page 26

25.   Cash and cash equivalents are not a component of capitalization for purposes of this disclosure. Please delete that item from the table.

Dilution, page 27

26.   Expand to explain how the disclosure and the information in the table would change if you assume that all outstanding options and warrants as of the offering date are exercised and to include shares you intend to issue as awards in connection with this offering.

27.   Expand the footnote at the top of page 28, after the first sentence clarify that the price reflected is the price existing holders paid, not the price new investors will pay.

Selected Historical Financial Data, page 29

28.   Please expand to provide a description of the nature of the pro forma per share data. Please similarly expand the Summary Historical Financial Data on page 7.

Management's Discussion and Analysis, page 30

Revenue Recognition for the Alternative Energy Resources Group, page 32

29.   Please make clarifying disclosure about the primary components of deferred VPC costs.

Estimated Contract Revenues, page 33

30.   We see that you include measures of forecasted contract revenues in several locations in the filing. Please tell us how inclusion of these measures of forecasted contract revenues is consistent with the guidance from S-K Item 10(b). Specifically address S-K Item 10(b)(2) which indicates that it generally would be misleading to present sales or revenue projections without a measure of income. As well, given your short history of revenues under the VPC contracts, please further explain to us why you believe you have a reasonable basis to project contract revenues through 2015.

31.   As a related matter, please tell us why you believe disclosure of projected sales is appropriate under the AICPA Guide for Prospective Financial Information, including the guidance on partial presentations.

Smart Grid Solutions, page 34

32.   Identify the customer in the first bullet here and on page 69.

33.   Given your revenue recognition policy for the VPC programs, supplementally advise what your timing will be with regard to the commencement of this offering.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2005

General and Administrative Expense, page 39

34.   Please expand the notes to financial statements to describe the restricted stock grant referred to in the last sentence to this disclosure. Please address the significant terms and conditions of the grant and the accounting applied.

Contractual Obligations, page 46

35.   Please provide the contractual obligations table as of the end of the latest fiscal year as required by Regulation S-K Item 303(a)(5). You may also provide more

Robert M. Chiste, President
Comverge, Inc.
November 1, 2006
Page 8

recent data through the latest fiscal quarter.

Business, page 52

36.   To the extent that our comments on the Summary also apply to the disclosure
        under this caption, please revise here.

Smart Grid Offerings, page 53

37.   Please explain the term "demand response" as used here and elsewhere. Also, as
        previously requested, explain in more detail how you provide enough "capacity"
        to "provide electricity for six million homes." It appears that you do not generate
        or *increase* capacity, but rather that you reallocate it.

Cost Savings for Electricity Consumers, page 57

38.   Disclose the percentage of customers Gulf Power has that participate in the Good
        Cents Select Program.

Comverge Strategy, page 59

39.   In the second bullet point on page 60 you refer to rate treatment relative to your
        services. If material, please expand upon this topic in an appropriate place in the
        prospectus, including its impact on your pricing policies and flexibility.

Smart Grid Solutions, page 61

40.   Please explain the term "Virtual SCADA Systems."

Alternative Energy Resources Group, page 62

41.   The diagram appearing on page 63 is indistinct and the typeface is too small. We
        may have further comments when these have been corrected.

42.   At an appropriate place in the prospectus describe in reasonable detail how you
        recruit, compensate, service and retain participants. Discuss costs associated with
        this aspect of your business.

43.   Please explain the term "locational marginal price."

Robert M. Chiste, President
Comverge, Inc.
November 1, 2006
Page 9

44.   Please expand upon your disclosure about how the utility determines the estimated
        peak usage that is used as a benchmark. How is this estimate updated?

45.   Please provide a reasonably detailed description of the measurement and
        verification process employed by your utility customers.

46.   Explain why the VPC system in Houston, Texas is inactive and when it will be
        reactivated.

Strategic Alliances, page 66

47.   Please clarify the types of products being developed for you by Air Products and
        Chemicals, Inc.

Competition, page 67

48.   Explain in more detail how the listed competitors compete with the various
        products and services you sell. Explain what other VPC programs exist, how
        large they are, and how they differ from yours.

Estimated Contract Revenue, page 68

49.   In an appropriate place in the prospectus please describe how you derive the
        estimated load reduction level for individual utility customers. Explain how this
        information is used in marketing and competitively pricing your load reduction
        services.

Management, page 71

Directors, page 72

50.   Please provide applicable dates to cover employment for Mr. Ellis during the past
        five years. Provide similar disclosure for Mr. Greaslis since May, 2005, and for
        Mr. Young since 2005.

Executive Compensation, page 76

51.   Please file executive employment agreements as exhibits.

2006 Long-Term Incentive Plan

52.   Discuss the restricted stock awards made in 2005, and state the number of shares
        you intend to award in 2006 and how many shares your named executive officers
        will receive. We note the disclosure on page 6 regarding your intent to make
        grants "to certain employees in connection with this offering."

Certain Relationships and Related Transactions, page 83

53.   Expand to discuss the material terms of the convertible preferred stock, including
        the amount of shares issued to each affiliate, the consideration paid, and the
        number of shares of common stock each will receive upon conversion.

54.   Clarify under the caption "Registration Rights…" that all outstanding convertible
        preferred stock will be converted into common stock prior to this offering.

55.   Discuss the material terms of the convertible debt and your intent in connection
        with this offering.

56.   We note the reference to an Israeli subsidiary. Expand the business section to
        discuss this and your other operating subsidiaries, including their functions and
        responsibilities.

Principal and Selling Stockholders, page 85

57.   Tell us whether any of your selling stockholders is a broker-dealer or affiliate of a
        broker-dealer.

58.   We may have further comments once you complete the table, including whether it
        would be beneficial to investors to include a separate table that assumes the
        underwriters' over-allotment option is not exercised.

Description of Capital Stock, page 88

59.   Please provide a description of presently outstanding preferred stock.

Financial Statements, page F-1

60.   Please update the financial statements when required by Rule 3-12 of Regulation S-X.

Note 1, Description of Business and Summary of Significant Accounting Policies, page F-7

Property and Equipment, page F-8

61.   Please disclose how you estimate the asset retirement obligation recognized for potential removal of equipment installed at residences of utility customers.

Revenue Recognition, page F-10

62.   Please expand to more specifically address the revenue generating activities of the Smart Grid Solutions Group. That is, please expand to identify that group's product and service offerings and relate the revenue policies to the identified activities. Please ensure that your expanded disclosure clearly identifies how your practices are appropriate under the criteria from SAB Topic 13A, including how your practices consider any post-shipment obligations.

63.   Please make disclosure about how potential losses on contracts would be identified and recorded. If you believe such disclosure is not necessary, please explain.

64.   Please expand to clarify the nature of the revenue generating activities that you consider to be multiple element arrangements under EITF 00-21. The disclosure should clarify why you believe those arrangements are appropriately identified as multiple element arrangements under EITF 00-21.

Note 16, Long-term Debt, page F-20

65.   Please tell us how you analyzed the terms of the convertible note in concluding that the conversion feature should not be bifurcated and accounted for as a derivative under SFAS 133.

66.   Please expand to describe what constitutes a qualified IPO for purposes of triggering your conversion right. Please also expand to describe any circumstances that may lead to changes in the conversion price.

Note 20, Stock-Based Compensation, page F-26

67.   Please disclose how you determined the fair value of your closely-held common shares for purposes of applying the intrinsic value method. If you refer to an expert in any revised disclosure, the consent of that expert should be presented in your filing. Alternatively, please make disclosure about methods, models and significant assumptions.

Interim Financial Statements, page F-31

Note 15, Stock-Based Compensation, page F-52

68.   Provide us with an itemized chronological schedule detailing each issuance of stock options, restricted stock and preferred stock since January 1, 2006 through the date of your response. Include the following information for each grant date:

- Number of shares issued or issuable in the grant,
- The purchase price or exercise price per share,
- Any restriction or vesting terms,
- Management's fair value per share estimate,
- How management determined the fair value estimate,
- The identity of the recipient and relationship to Comverge,
- The nature and terms of any concurrent transactions with the Recipient; and,
- The amount of any recorded compensation element and accounting literature relied upon to support the accounting.

In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Please provide us with a chronological bridge of management's fair value per share determinations to the current estimated IPO price per share.

Also, indicate when discussions were initiated with your underwriter(s) about possible offering price ranges. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

Exhibits

69.   Please include an updated accountants' consent with any amendment to the filing.

Undertakings, page II-5

70.   Please include the undertakings required by item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K. Refer to Rule 430C(d) and Rule 424(b)(3).

* * * * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc.   John Clutterbuck (Andrews Kurth)
       VIA TELEFAX (713) 238-7135